EXHIBIT 12.1
THE CHUBB CORPORATION
COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

	Three Months Ended	Years Ended December 31,
	March 31, 2010	2009	2008	2007	2006	2005
			(in millions except for ratio amounts)

Income from continuing operations before provision for income taxes	$648	$2,962	$2,407	$3,937	$3,525	$2,447
Less:
Income (loss) from equity investees	90	(9)	(14)	390	266	186
Add:
Interest expensed	62	248	240	206	134	135
Capitalized interest amortized or expensed	1	2	8	12	32	15
Portion of rents representative of the interest factor	7	29	31	31	32	34
Distributions from equity investees	9	51	166	151	72	138

Income as adjusted	$637	$3,301	$2,866	$3,947	$3,529	$2,583

Fixed charges:
Interest expensed	$62	$248	$240	$206	$134	$135
Portion of rents representative of the interest factor	7	29	31	31	32	34

Fixed charges	$69	$277	$271	$237	$166	$169

Ratio of consolidated earnings to fixed charges	9.23	11.92	10.58	16.65	21.26	15.28